BRT REALTY TRUST
60 Cutter Mill Rd. Suite 303
Great Neck, NY 11021
(516) 466-3100

May 14, 2008

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Dear Ms. Van Doorn:

We are in receipt of your additional comment letter dated April 23, 2008 regarding our Annual Report on Form 10-K for the year ended September 30, 2007 (File No. 001-07172).

You have indicated that within the criteria in Paragraph 5(c) of FIN 46(R) we appear to have disproportionately few voting rights and the joint venture’s activities involve or are conducted on our behalf. You have listed the following reasons as the basis for your assumption:

a)
The BRT member holds 50% of the voting rights. However, if the joint venture sustains any loss of principal with respect to loans that are foreclosed upon, you reimburse the CIT member up to 75% of the actual losses incurred.

b)	The joint venture entity is engaged in the business of investing in short-term commercial real estate loans, which is similar to our own business.
c)	We are the managing member of the joint venture entity.

We have carefully considered the criteria in Paragraph 5(c) in determining that this entity is not a variable interest entity.

Paragraph 5(c) of FIN 46(R) states that the equity investors as a group are considered to lack characteristic (b)(1) of paragraph 5 if the following are present:

(i)
the voting rights of some investors are not proportional to the obligations to absorb their expected losses of the entity, their rights to receive the expected residual returns of the entity, or both AND

(ii)	substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

BACKGROUND

Organization

On November 2, 2006, BRT Joint Venture No. 1 LLC, a wholly owned subsidiary of BRT entered into a joint venture agreement with CIT Capital USA,Inc , a wholly owned subsidiary of the CIT Group,Inc. The joint venture will engage in the business of investing in short term commercial real estate loans for terms of six months to three years. The initial capitalization of the joint venture will be up to $100 million, of which 25% will be funded by the BRT member and 75% by the CIT member. In addition, the joint venture contemplates that it will obtain a line of credit from a third party lender for up to $50 million.

The following is a summary of the provisions of the joint venture:

Funding. During the current period and for as long as the joint venture does not have a line of credit from a third party, the BRT member will fund 25% of each loan made by the joint venture, and the CIT member will fund 75% of each loan made by the joint venture. In the event that the joint venture obtains a line of credit from a third party lender, the joint venture will draw down the line to fund one third of each loan made by the joint venture, the BRT member will find one sixth of the principal amount of such loan and the CIT member will fund half of the principal amount of such loan.

Allocations. We will manage the joint venture and will receive a management allocation calculated as 1% of the loan portfolio amount. The joint venture will distribute net available cash to its two members on a pro-rata basis until the CIT member receives a return of 9%, annualized on its outstanding advances as defined in the agreement. If the joint venture is able to provide the CIT member with an annualized 9% return, thereafter, additional available net cash will be distributed, 37.5% to the CIT member and 62.5% to the BRT member.

Loan Review. Loan proposals presented to the joint venture will be reviewed by BRT's loan committee. Up to three individuals shall be designated as the designees of the CIT member to receive notice of, to attend and to participate in any such meeting of BRT's loan committee. If a proposed loan meets certain predefined specified investment criteria that have been established by both members, it will be deemed accepted by both members. If a proposed loan does not meet such criteria, then following the meeting of the loan committee, the CIT member shall have two business days to indicate its disapproval of the proposal, and if such disapproval is not provided, then the loan proposal shall be deemed approved; provided, however, that in the event that the CIT member requests additional information with respect to any loan proposal, the CIT member shall have two business days following the earlier of (1) the receipt of such information or (2) the loan closing to approve or disapprove of such loan. BRT may originate for its own account any loan that is disapproved, or deemed to be disapproved, by the CIT member.

Management. The BRT Member will act as the Managing member of the joint venture. Not withstanding that, no action shall be taken, sum expended, decision made or obligation incurred by or on behalf of the Joint Venture, as defined, without the approval in writing by all of the Members.

Loss of Principal from Foreclosure. If the joint venture sustains any loss of principal with respect to loans that are foreclosed upon, the BRT member will reimburse the CIT member up to 75% of the actual loss, but only to the extent that amounts received by the BRT member from cash distributions exceed the BRT member's 9% return, with such reimbursement to be capped at two-thirds of 1% of the highest aggregate principal amount of the venture's loans outstanding.

Loss from Operations. Should the joint venture sustain a loss from operations, the loss will be allocated to the members in proportion to their relative outstanding advances, 25% to the BRT member and 75% to the CIT member.

Restrictions. The joint venture agreement includes a number of restrictions on the activities of BRT, the BRT member, CIT and the CIT member, some of which are summarized herein:

During the term of the joint venture agreement and until eighteen months following the dissolution of the joint venture (which period is referred to as the restricted period), CIT's commercial real estate business unit will not, without the consent of BRT or the BRT member, make any commercial real estate loans to any borrowers that are initially introduced to the joint venture by the BRT member, by a mortgage broker associated with the BRT member or by any of BRT's affiliates.

During the term of the joint venture agreement, without the consent of CIT or of the CIT member, BRT will not make any commercial real estate loan other than through the joint venture or as provided by the joint venture agreement; provided however, that BRT shall not be precluded during the term of the joint venture agreement from making any loan that is disapproved or deemed disapproved by the joint venture or that the joint venture is not able to make because of the absence of available funding.

During the term of the joint venture agreement, BRT will not enter into any transaction or arrangement with any other person to manage or service such person's mortgage loan portfolio or other real estate loans. BRT has also agreed that it shall not during the term of the joint venture agreement, enter into any joint venture or partnership to make, manage or service any third parties mortgage loan portfolio or other real estate loans.

CIT shall be entitled to enter into a joint venture or other arrangement with another person to make or invest in commercial real estate loans, provided that prior to entering into any such joint venture or other arrangement during the restricted period, CIT provides BRT with 30 days notice of such proposed action. In the event BRT desires to participate in such investment, at a level of up 25% of the investment, BRT shall provide notice of its intention to do so within 20 days of being notified by CIT of the proposed investment. CIT has agreed that in the event that BRT so provides timely notice of its intention to participate, CIT will not close or otherwise proceed with any such joint venture or other arrangement unless BRT is given the opportunity to participate in the investment along substantially the same terms and conditions as CIT.

In addition to the foregoing, CIT shall be entitled to lend funds to another person that makes commercial real estate loans; provided however, that prior to entering into any such transaction during the restricted period, CIT shall provide BRT with 30 days notice of its intention to do so. In the event that BRT desires to participate in any such loan in an amount up to 25% of the loan, BRT shall, within 20 days following its receipt of such notice, gives CIT written notice of its commitment to do so. In the event that BRT does provide such notice within such 20 day period, CIT shall not close on any such loan unless BRT is given the opportunity to participate in CIT's investment on the same or substantially the same terms and conditions as CIT.

Termination. The joint venture agreement is terminable by either member upon 60 days notice. Upon such notice, the Company shall continue to exist solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors and Members.

RESPONSES

Our responses and conclusions are presented below. We have referenced our answers to your comments above with the notations (a), (b) and (c).

(a)       This comment refers to a clause in the agreement that the BRT Member absorbs 75% of a loss of principal with respect to a foreclosed loan. As noted above under Background, “Loss of Principal from Foreclosure”, this provision would only come into effect if there is a loss of principal with respect to a particular loan. Should that happen the remedy is for the BRT Member to reimburse the CIT Member an amount up to 75% of the actual loss incurred, but only to the extent the BRT Member received promoted cash distributions in excess of the 9% return provided to both Members and such reimbursement is capped at two-thirds of 1% of the highest aggregate principal amount of the joint ventures outstanding loans. If a loss from operations occurs, such loss would be allocated 25% to the BRT Member and 75% to the CIT Member.

Stated differently, the provision in which the BRT member reimburses the CIT member for 75% of the actual loss incurred is a claw back provision against the BRT Member’s promoted allocation. It does not have the BRT member absorbing 75% of actual losses incurred.

(b)  The CIT member is in the business of investing in short term commercial real estate loans. As noted above under Background, “Loan Review and Restrictions” there are various provisions in the joint venture agreement restricting both members from engaging in a similar business as long as the joint venture is in existence. These provisions were agreed to by the parties because they believed that they were in the same business and were necessary to make this a viable entity. Further, given that under the terms of the agreement both parties will make all decisions and as such have a 50/50 voting arrangement, we have identified the CIT member as being the member with disproportionately few voting rights (75% equity interest but only a 50% voting interest). Accordingly, in accordance with FIN46(R) in order to be considered a variable interest entity the activities of the entity must either involve or be conducted on behalf of the entity that has the disproportionately few voting rights. The activities of the venture are conducted on behalf of both members, not for the benefit of a single member

(c)  The BRT Member has been given the designation of managing member. This designation was provided to the BRT Member because the BRT Member is responsible for servicing the loan portfolio which primarily consists of the billing of the loans and the collection of payments. All decision making with regards to which loans to accept and actions regarding these loans is made jointly by both the CIT Member and the BRT Member as noted in the provision entitled “Loan Review” in the Background section above.

As we have stated that the CIT Member is the investor with disproportionately few voting rights and having the BRT Member with the designation of managing member further supports the conclusion that the activities are not being conducted on behalf of the CIT Member but on behalf of both the BRT and CIT Member.

The anti-abuse provisions of this interpretation, which we feel do not apply, seek to identify where an entity has structured a joint venture so that the voting interests have been skewed so the investor with disproportionately few voting rights, in comparison to its economic rights, derives substantially all the benefits of the entity. We believe that we have demonstrated that this is not the case.

Furthermore, even though we are the managing member, we believe we have also overcome the presumption of control in EITF 04-5 “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”, in that the CIT Member has the ability to terminate the partnership on 60 days notice and the CIT Member also has the ability to participate in significant decisions made in the ordinary course of business.

We believe that the equity method of accounting for this venture is appropriate.

If there are any additional questions or comments that you may have, please contact me at the number listed above.

Sincerely,
BRT REALTY TRUST

/s/George Zweier

George Zweier
Vice President and
Chief Financial Officer